Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated October 10, 2018
Relating to Preliminary Prospectus dated October 10, 2018
Registration No. 333-224954

seeing beyond technology to leverage market advantage

SharedLABS

data • networks • applications

OCTOBER 2018

INVESTOR PRESENTATION

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements concerning SharedLABS, Inc. (the "Company") and its direct and indirect subsidiaries, iTech US, Inc., iTech IT Solutions Private Ltd., SmartWorks, LLC, and ExoiS, Inc., that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove to be correct, could cause our results to differ materially from those expressed in or implied by such forward-looking statements. These forward-looking statements include, without limitation, any statements regarding activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future, and assumptions underlying any of the foregoing. These forward-looking statements are generally preceded by, followed by, or include words such as "believe," "expect," "may," "should," "would," "will," "intend," "plan," "estimate," "anticipate," "project" and similar words or expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to, statements concerning: the Company's plans, strategies and objectives for future operations, growth (whether organic or through potential mergers and acquisitions), new services, future economic conditions, performance or outlook, expected cash flows or capital expenditures, and estimated revenue, gross margin, operating expenses, or other income and expenses. Risks and uncertainties include without limitation: the effect of global and regional economic conditions on the Company's business, including effects on decisions by our clients and other businesses to do business with the Company; the impact of changes to laws and regulations that affect the Company's business activities, including the Company's ability to offer services to customers in different regions throughout the world; the ability of the Company to manage risks associated with its business activities, including complying with laws and regulations affecting the Company's ability to provide services to customers; the continued service and availability of key executives and employees; and financial risks, including risks relating to our debt, access to capital, changes in tax rates, and currency fluctuations. These forward-looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond the Company's control. The events and circumstances reflected in the Company's forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that the Company may face. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The Company assumes no obligation to update any forward-looking statements or information, which speak as of the date of this presentation.

FREE WRITING PROSPECTUS

This presentation highlights basic information and a summary of the Company and the offering.

This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering of solicitation. Neither the SEC nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein.

We have filed a registration statement on Form S-1 (including a preliminary prospectus), and multiple amendments, with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov/. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you contact: ThinkEquity, Prospectus Department, 17 State Street – 22nd Floor, New York NY 10004, telephone (646) 968-9355, email: prospectus@think-equity.com.

IPO SUMMARY

Issuer	SharedLABS, Inc.
Expected Listing / Symbol	Nasdaq Capital Market / SHLB
Expected Offering Size	1,000,000 shares of common stock (100% Primary)
Price Range	$5.00 - $7.00 per share
Over-Allotment Option	15% (100% Primary)
Pre IPO Common Shares Outstanding	7,996,636
Use of Proceeds	Working capital to execute growth initiatives, and retiring or reducing outstanding short and long-term liabilities in order to improve the balance sheet.
Sole Book-Runner	ThinkEquity, a Division of Fordham Financial Management, Inc.

AN INTRODUCTION TO SharedLABS

data • networks • applications

650
EMPLOYESS
WORLDWIDE

$75M
GLOBAL IT SERVICES
POWERHOUSE

17
YEARS OF
INNOVATION

400+
INDUSTRY DIVERSE
CLIENTS

50+
GLOBAL
PARTNERSHIPS

Our digital transformation and innovative solutions empower companies to accelerate business growth by reimagining the customer experience and creating lasting values, while our differentiated solutions in software, data security, mobile and analytics enable improvements through operating efficiencies and automation.

- Our global operations provide us insight into IT trends, developments and customer needs worldwide.
- Our clients range in sizes from blue chip telecom to SME retail.
- We implement the ideal technology for clients' needs. Where there is no suitable software or system, we create one.
- We maintain long-term relationships with clients to help them adapt to new standards and lead with their own innovations.

CLIENTS IN THE INDUSTRIES WE SERVICE

Banking


Capital One Bank

Government


FINRA

Healthcare


BlueCross BlueShield


at&t

Telecom


ebay

Internet


Booz | Allen

Consulting

I.T. IS BACK IN ACCELERATED 'GROWTH MODE'

Once valued primarily for its operational support, we believe **I.T. is now a source of competitive advantage** and a leading strategic initiative for companies.

Worldwide I.T. spending in 2018 has been revised up to 6.2% and is expected to top $4.8 trillion in 2018. (IDC, 2018)

The U.S. market represents 33% of the worldwide total. Asia Pacific is now equal to the US in spending as several Asian economies witness yearly GDP growth and technology upgrades society-wide. (Comptia, 2018)

The I.T. services industry in the U.S. is expected to grow from $953 billion in 2016 to $1,163 billion in 2020 at a compound annual growth rate (CAGR) of 5.1%. (Comptia, 2018)

U.S. I.T. Spending 2015-2019E

Statista, 2018



$1,200
$1,000
$800
$600
$400
$200
$0
$866
$894
$933
$1,003
$1,048
2015
2016
2017
2018F
2019E

I.T. is Now the 2nd Largest Spending Category

Statista, 2018



1410
943
600
357
357
Communications
IT Services
Devices
Software
Data Center



SharedLABS
enable•enhance•expand

WHAT WE DO & HOW

Our ESP℠ (Embedded Services Partner) approach provides corporate leaders our actionable intelligence to leverage insights and provide customer and stockholder value.

PORTFOLIO OF SOFTWARE & TECHNOLOGY SERVICES

Four solutions in a framework of building block capabilities based on our service platforms, automation systems, and tools. Centered on performance, reliability, security, flexibility and cost efficiency, we offer services which enable clients to attain their data, network, application and workforce objectives in both managed and outsourced environments.

CLOUD

Infrastructure as a Service (IaSS)

Platform as a Service (PaSS)

Software as a Service (Saas)

Internet of Things (IoT)

Managed Services

Security Services

DIGITAL & WEB

Web Design

Search Optimization

E-Commerce

User Interface (UI)

User Experience (UX)

Social Marketing

Reputation Management

Security

DATA & ANALYTICS

Business Intelligence

Data Analytics

Data Warehousing

Data as a Service

Reporting

Compliance

SOFTWARE & APPLICATIONS

Artificial Intelligence

Enterprise Applications

ERP/HRIS/CRM

Mobile Applications

Applications (APPS) Security

CLOUD, IOT & SECURITY

Transforming and enabling businesses to take advantage of cloud based opportunities to reduce ownership costs and improve user experiences. We engage the enterprise to modernize its **information technology, infrastructure, and applications focusing on cost reduction, performance improvement and cloud enablement.**

Security remains the single highest priority of most enterprises. Assaults are on the increase and have resulted in billions of dollars of compromised data and trade secrets. Understanding how to securely manage these threats is what SharedLABS does by providing clients a robust-managed, SOC-based offering to solve spiraling challenges.

Select Clients

AT&T Capital One uQontrol FINRA

Worldwide Public Cloud Service Revenue Forecast

(In SBillions) GArtner, 2018



$300
$250
$200
$150
$100
$50
$0
$176
$209
$246
$286
2018
2019
2020
2021

"After deploying Central Dispatch, we immediately saw significant improvements in our customer satisfaction response. SharedLABS support teams are knowledgeable responsive and proved invaluable during our evaluation and deployment.."

Terry Codpiece IT. Director, AT&T

Global Managed Security Services Market Size

(In SBillions) Markets & Markets, 2018



$50
$40
$30
$20
$10
$0
$20.8
$47.6
2018
2019

DIGITAL & WEB

Enabling businesses to innovate their products and services in today's competitive marketplaces to attain competitor advantage and customer loyalty/satisfaction, ultimately reducing the cost to service. From enterprise eCommerce to social platform management, **we offer a portfolio of digital products and services to empower businesses to radically innovate how they engage with customers and employees.**

Our innovative digital transformation solutions and services help companies accelerate business growth by reimagining the consumer experience and creating lasting values, while our differentiated solutions in software, data security, mobile and analytics enable improvements through operating efficiencies and automation.

Web Content Management Market Size

(In $Billions) Markets and Markets 2018



$12
$10
$8
$6
$4
$2
$0
$4.9
$10.6
2017
2022

"SharedLABS was a great partner helping us to launch a new global web site in under three months. The team's around-the-clock accessibility, dedication and open communication throughout the project was great and through every step of the process, the team exceeded our expectations."

Ketan Karia, CMO Actian Corp.

Select Clients

AT&T, Art Republic, IBM, ebay, actian, pandora

DATA & ANALYTICS

Our vision is to enable a broader suite of technology solutions and full lifecycle management **capabilities for physical and virtual environments spanning computer, storage, virtualization systems, converged services platforms, applications & database, backup & recovery.**

By leveraging our capabilities in business intelligence, data analytics, data warehousing and big data, and employing our data analytics tools, we believe we are well positioned to offer our clients the ability to use analytics to identify and prioritize issues in an easy-to-use, contextually relevant, and massively scalable manner.

Growth of Overall Data Science Platforms and Business Intelligence & Analytics Software

(in SBillions) Forbes, 2018


$35
$30
$25
$20
$15
$10
$5
$0
$18.3
$3.0
$25.3
$4.8
2017
2021

"They have been able to answer all our questions, and fulfill all of our requests, even the hard ones! It's a pleasure to work with SharedLABS, and the time-zone difference for global teams have never been a handicap. I highly recommend them, especially to Marketo users."

Cécile Maindron, Senior Manager
Global Online Marketing Programs. Talend S.A

Select Clients

ebay IBM BlueCross BlueShield LogMatrix® talend

SOFTWARE & APPLICATIONS

Our experience revolves around carrying out front and back-end development for a diverse set of clients by offering comprehensive solutions to allow them to effectively manage their software lifecycle, while working with best-in-breed technologies and platforms. **Clients benefit from our fully integrated software managed service that maintains every aspect of the software life-cycle.**

We strive to design our organization for flexibility and alignment with our clients' needs, with a refined expertise across multiple verticals and solutions. We believe we are able to drive success and minimize risk regardless of size or scope.

Select Clients

AT&T IBM uQontrol FINRA LogMatrix

Global Applications Development and Deployment Market

(In SBillions) Transparenchy Market Research, 2018



$400
$350
$300
$250
$200
$150
$100
$50
$0
$110.7
$346.4
2017
2022

"We are committed to partnering with the best in the IT industry to provide the greatest possible benefit to our valued IT Operations Management customers. Working with SharedLABS gives us the freedom to anticipate, automate, and execute IT operations and applications monitoring in a way that other products cannot."

Renga Nathan, President & CEO, LogMatrix

HOW ESP[SM] PRODUCES RETURNS

We help businesses and organizations adapt to next-generation technologies. We create, manage or improve information technologies and essential applications in Cloud Hosting, Big Data Analytics, Artificial Intelligence ("AI") and the Internet of Things ("IoT").

Our Embedded Service Partner ("ESP") methodology allows clients to see around the corner.

By integration (embedding) of capabilities and strategy, ESP helps managers and employees lower costs and expedite change.

We provide actionable intelligence, based not on corporate historical experiences but rather shifts in the intelligent quotient.

Market drivers are difficult to read at times, as is the influence of personality and interest trends that are not yet forged.

ESP provides the extrasensory pathway of knowledge that guides our clients to achieve their goals.

▲45% **Managed and embedded services account for a 45% increase in profits, higher than both resale and professional services.**

Microsoft Corporation, 2017

ESP Team Roles

Cognition

Comprised of expert analysts with particular skillsets to evaluate current and future goals of the client business and lay those goals alongside evaluations of market trends, futuristic probabilities and generational acumen.

Axion

Axion is made up of leading business analysts, project analysts, project managers, and technology architects. This team will develop and oversee the creation and effort of work to create and implement the plan to accomplish the Cognition requirements.

Brain Workforce

The Brightest Resources of Applications development, Infrastructure and Networks collection of talented programmers, project managers, business analysts, architects, testers, data managers, marketing talents and experts will build, test, deploy and promote the advances and capabilities of the now realized ideas brought to life from the corporate leaders and the ESP team.

OPERATING PLAN & GROWTH STRATEGIES

Achieve initial critical mass in 2018 / 2019 through acquisition and integration

- The right portfolio of services and domain expertise
- High-quality and loyal client base
- Operational size needed for strong new client acquisition
- Talented management and employees from acquired companies

Drive growth through synergies and performance improvement

- Selling services with more focus on "managed" services
- Expand into lower-cost geographies for an improved, and more competitive, cost structure
- Implement "Everyone Sells" program to drive new revenues

Leverage existing customers

- Gain more of our customers' wallet share
- Replace custom solutions with hosted or managed services for higher margins and top-line growth

Develop new clients

- Focus on new, combined footprint and vertical markets
- Capitalize on existing vertical strengths
- Larger deals ($5M+) with existing clients and more defined offerings for smaller clients

Expand into multi-tower deals

- Increase the number of deals with more than one offering (include bundled pricing and term discounts)
- Invest in creating more managed solutions of our own

Pursue higher value, discrete service offerings

- Enhance consultative services with more "ESP" engagements

TECHNOLOGY TRENDS DRIVING SUSTAINED DEMAND

1. CLOUD ADOPTION Companies are building or reconfiguring systems, workflow and policies as cloud computing adoption rates steadily increase. I.T. services companies are in high demand to create, update or enhance cloud based systems and applications.

2. SECURITY & PRIVACY Whether driven by system protection, customer services or regulation, increasing security to protect data and its privacy is a core requirement of systems, software and customer facing applications.

3. MACHINE LEARNING Artificial Intelligence and IoT require significant resources and various algorithms that allow contextual awareness. Not every company will build new AI or IoT functions, but they will at least need the skills to manage data and integration.

4. BIG DATA INSIGHTS Machine Learning and Artificial Intelligence will increase Big Data insights demand. Companies at the forefront of pattern recognition, predictive analytics, natural language processing, and computer vision, drive the Insights economy.

OUR GROWTH EQUATION

OUR PEOPLE
Are the Building Blocks of Our Growth

The right people and competencies in the right positions and a culture of performance and accountability

+

OUR PROCESS
Increases Throughput and Capacity

Operational management increases throughput and quality of our products, services and program support

+

OUR CUSTOMERS
Provide Us Embedded Growth Opportunities

Add customers and increase same customer sales; standardize offerings; bundle services with longer contracts

+

ACQUISITIONS
Provide Strategic Advantages

Enter new markets;
offer new services;
cross sell/upsell;
leverage greater synergies

=

We Significantly Increase **FINANCIAL PERFORMANCE**

INCREASED REVENUES
Our equation pushes the top line of our income statement

INCREASED PRODCUTIVITY
We are able to increase margins on sale

INCREASED EFFICIENCIES
EBITDA and net margins benefit from our economy of scale

MANAGEMENT TEAM

JASON CORY
President & CEO

Mr. Cory has held various senior executive roles, including Senior Vice President of Presidio Managed Services, President and CEO of Atherio, President of Rolta, Inc, Senior Vice President and Division Executive at FIS, and Executive Vice President at CSC. He holds a B.S. in Computer Science and an MBA. Known for his "bias for action", Mr. Cory is a high-energy leader with an extensive understanding of the global market place and an exceptional passion for technology businesses.

JOHN ANDREWS
EVP & COO

Mr. Andrews served as President & COO of Duos Technologies, as EVP of business development and sales, and member of the board for ShipXpress, Inc, until he led the sale of the company to GE in 2016, as CEO of Evans Data Corporation, CEO of Giga Information Group, CIO for CSX Corporation, and President GTE Health Systems. Andrews has a BS in Business and Finance from Whitworth University and a Masters of Business Administration from University of Puget Sound.

TIMOTHY RAHMAN
EVP & CFO

Mr. Rahman has served as the Chief Financial Officer of SharedLABS, Inc. since September 2017. Prior to joining us, from June 2007 to September 2017, he served as Chief Financial Officer of Mission Critical Electronic, a private company that manufactures battery chargers, converters and other electronic parts. Mr. Rahman earned a B.S. in Finance from California State University, Dominguez Hills and his Master of Business Administration and Finance from Pepperdine University.

MARK DINKEL
EVP & Corporate Counsel

Mr. Dinkel has served as Corporate Secretary of SharedLABS, since December 2016. During 2017, Mr. Dinkel provided consulting services to Bain & Company, KPMG, and assisted them in advising their clients' on acquisitions relating to technology. Mr. Dinkel holds an MA in International Relations from the University of California, a JD from Boston College Law School, an MLT from Georgetown University Law Center, and an MBA from The Wharton School of the University of Pennsylvania.

TONY MANE
SVP, Information Technology

Mr. Mane served as Vice President of Service Operations for Presidio, a $2.8B IT Product and Services company. Prior to SharedLABS, Tony served as Director of Datacenter, Networks, & Security Portfolio at Computer Sciences Corporation, and in leadership and executive roles at Ameripath, HBO, IDT, among others. Known as a focused operator, team builder, and mentor with outstanding communication, presentation, negotiation and relationship-building skills.

JORDAN MURPHY
SVP, Human Resources

Mr. Murphy, SPHR, is a Human Resources Leader with over 20 years' experience in a variety of Human Resources functional areas. Jordan joins SharedLABS after a 20-year career in the Army National Guard's Active Guard/Reserve (AGR) program. Jordan also serves as a coach and mentor to the Veteran community, providing guidance and mentoring to currently serving members of the military, as well as those who will, or have recently separated.








BOARD OF DIRECTORS

EXECUTIVE BOARD MEMBER Jason Cory - Chairman of the Board

INDEPENDENT BOARD MEMBERS

Bill Weingart – Mr. Weingart has more than 28 years of experience as an Information Technology Executive in the financial services industry, most recently having been the Chief Information Officer of Vantiv, Inc. Prior to this role he served as President of eCommerce, and Chief Product Officer for Vantiv Before joining Fifth Third Processing Solutions LLC, he served as Chief Technology Officer for First Data Corporation's Merchant Services Division where he rose through positions including application development, DBA, and process design to take the role of Senior Manager, where he led complex systems implementations, Applications Development, and Product Management. He holds a Masters Degree in Corporate Finance from Dowling College in Oakdale, New York.

Sue Quackenbush – Ms. Quackenbush serves as Chief Human Resources Officer for Vonage. She leads all aspects of Human Resources, including compensation, benefits, training, talent acquisition and development, and organizational development and effectiveness. Sue brings with her 26 years of experience, spending 18 years in human resources and eight years in corporate finance. Prior to joining Vonage, Sue was Chief Human Resources Officer at Presidio, Inc. Prior to that, Ms. Quackenbush was Vice President of Human Resources at DMG Information & Events and earlier, Head of Human Resources, Global Banking & Financial Markets, for BT (British Telecommunications). earned an M.B.A. from Drexel University, and a Bachelor of Science degree from Rutgers University.

Victor R. Eilau – Mr. Eilau started his career in I.T. development area for Burroughs Corporation. After much success there, he moved on to join Comdisco, the largest independent IT leasing company as a Vice President, also earning many of the top business development awards during his tenure there. After 8 years with them, he had the opportunity to become the Founder and President of a captive leasing company for a publicly traded IT company, Pomeroy IT Solutions. Vic built the team, and they completed over $250mm in new leases prior to their sale to Provident Bank. Today Vic is a Vice President with Summit Funding Group in their technology group. He holds degrees in Computer Science and Marketing from Southern Illinois University and an MBA from Northwestern University.

Richard Keith Sauls – Mr. Sauls has served as director of SharedLABS, Inc. since January 2018. Mr. Sauls has been a Managing General Partner at Exeter Venture Group, a privately-owned venture capital and private equity firm, since January 2000. Over the course of the same period, he has been a Managing Partner at AppleGold Investment Company, a private investment company. From February 2014 to March 2015, Mr. Sauls was a Portfolio Manager at J.P. Morgan. He served as Investment Chair on the College of Charleston's Foundation Board from 2012 to 2015. From 2004 to 2014, Mr. Sauls was Senior Vice President at GenSpring Family Offices (formerly AMA Global), a privately-owned multi-family office. From 2002 to 2004, Mr. Sauls was Senior Vice President of Client Account Management for Bessemer Trust, a private multi-family office. From 1994 to 1998, he was Associate Vice President of SunTrust Bank.

NON INDEPENDENT BOARD MEMBERS

Kishore Khandavalli – Mr. Khandavalli, award winning entrepreneur and experienced keynote speaker, founded SevenTablets in August 2012 and leads the company as CEO. Under his leadership, the company has established key partnerships with IBM and SAP and after just a year of operation, in 2013 SevenTablets placed as Finalist for the IBM Impact Award in Mobile Innovation. Prior to founding SevenTablets, Kishore was named Ernst & Young Entrepreneur of the Year finalist in 2009 and 2010, and Wells Fargo Asian Business Leader finalist in 2010. He also founded iTech US, an Inc. 500 award-winning software consulting and business process outsourcing firm, steering it to become the third fastest-growing technology company in the United States and fastest in New England.

RECENT DEVELOPMENTS AND IMPROVEMENTS

54
NEW
CUSTOMERS

~$16M
TOTAL
CONTRACT VALUE

Increased *'Feet on the Street'* - over 15 new sales & marketing staff

Implemented Direct Sales Plan - Now 90 - 180 days

New Clients - 54 new, direct-customers in billing

Total Contract Value - $15,942,108*

August 2018 Invoicing Increase - over $800K increase versus June 2018**

*Based on contracts with various terms ranging from 12 to 18 months – TCV was derived from adding all monthly recurring revenues from the new clients, along with any one time charges from each client, all numbers are unaudited

**Based on unaudited financial statements

INVESTMENT HIGHLIGHTS

We are experienced. 17 years of technology advancements for our clients. A deep pool of talent.

The market is growing, and so are we. I.T. services is the fastest-growing segment in the $3.8 T sector and the #2 executive directive.

We are diversified. A portfolio of technologies create customer opportunities, fosters long-term client relationships, provides diversified revenue streams and embeds us in a client's organization.

Business trends and our strategies produce results. A unique approach to client servicing embeds us with clients and allows us to increase sales per client and margins on sales.

We are acquisitive. We believe that our ability to straddle the present and the future sets us apart from our competitors. Through partnerships and acquisitions, we have earned the trust of successful organizations across many industries to provide end-to-end solutions.

We invest in our talent. We have created a talent factory with a focused investment in creating the talent others cannot find or field. This gives us an advantage in recruiting and retention and creates new market opportunities.



2015-2017 Gross Profits
December 31, 2017 (in millions)
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$9.10
$9.15
$10.16
2015
2016
2017
Pro Forma

RESULTS & PERFORMANCE METRICS


Summary Branch 2
Summary Branch 4

INCOME STATEMENT

	2015 Actual (iTech US)	2016 Actual (iTech US)	2017 Proforma (SharedLABS)	Six Months Ended June 30, 2018 Actual (SharedLABS)
NET REVENUE	69,561,422	74,280,696	73,397,942	36,010,787
Cost of Revenue	60,460,449	65,135,402	63,232,731	31,277,710
GROSS PROFIT	9,100,973	9,145,294	10,165,211	4,733,077
Operating Expenses	5,847,213	5,826,878	10,400,383	5,409,914
EARNINGS (LOSS) FROM OPERATIONS	3,253,760	3,318,416	(235,172)	(676,837)
OTHER INCOME (EXPENSE)				
Interest Expense	(14,474)	(28,314)	(2,781,697)	(1,835,945)
Other Income (Expense) Net	5,632	2,414	90,403	(1,194,619)
Earnings (Loss) Before Income Taxes and Noncontrolling Interest	3,244,918	3,292,516	(2,926,466)	(3,707,401)
Provision for (Benefit from) Income Taxes	61,891	69,654	(1,128,307)	(642,280)
NET EARNINGS (LOSS)	3,183,027	3,222,862	(1,798,159)	(3,065,121)
Net Earnings Attributable to Noncontrolling Interest	4,996	7,003	512	119
NET EARNINGS ATTRIBUTABLE TO SharedLABS, Inc. (2017) AND iTECH US, Inc. (2016 & 2015)	3,178,031	3,215,859	(1,798,671)	(3,065,240)

BALANCE SHEET & CASH FLOW (June 30, 2018)

Cash	864,130
Accounts Receivable (Net of Allowance)	13,868,289
Other Current Assets	201,041
TOTAL Current Assets	**14,933,460**
Property and Equipment	119,413
Other Assets	20,242,848
TOTAL ASSETS	**35,295,721**
Accounts Payable	3,929,566
Accrued Liabilities	10,628,681
Current Maturities of Long-Term Debt	12,924,520
Other Current Liabilities	300,000
TOTAL Current Liabilities	**27,782,767**
Long-Term Liabilities	1,534,281
Other Labilities	1,615,572
TOTAL LIABILITIES	**30,932,620**
Redeemable Common Stock	2,056,637
Preferred Stock, Common Stock, Additional Paid-in Capital, Accumulated Deficit	2,310,838
Other Equity	(4,374)
TOTAL Stockholders' Equity	**2,306,464**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**35,295,721**
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	(3,065,121)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	(618,020)
Net Cash Used in Operating Activities	**(3,683,141)**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net Cash Used in Investing Activities	**(81,079)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net Cash Provided by Financing Activities	**3,885,864**
Effect of Exchange Rate Changes on Cash	(6,501)
NET INCREASE IN CASH	115,143
Cash, Beginning of Period	748,987
Cash, End of Period	864,130

CAPITALIZATION STRUCTURE

	As of October 10, 2018
Common Shares	7,996,636 *
Preferred Shares	0
Warrants	1,829,080 ($3.02 Weighted Average Exercise Price)
Options	0

* Excludes 2,250,000 shares of common stock held in escrow as collateral, in connection with a prior financing in January 2018

INVESTMENT SUMMARY

- Organizations and businesses are entering a period of technological upgrade. We are uniquely capable of servicing this market demand.
- High customer retention metrics and increasing engagements per customer.
- Direct sales efforts are increasing margins.
- A renowned, deep pool of talent.
- Our diverse portfolio of customers, technologies and geographies reduces risk.
- Focused acquisition strategy.
- A groundbreaking investment in patent-pending technologies.

CONTACT US

INVESTORS

MATTHEW GROCKI
Investor Relations
matthew.grocki @sharedlabs.com

(802) 448-1604

SharedLABS
data • networks • applications